UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)

OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

EPICOR SOFTWARE CORPORATION

(Name of Subject Company (Issuer))

EAGLE PARENT, INC.

ELEMENT MERGER SUB, INC.

(Name of Filing Persons (Offeror))

APAX US VII, L.P.

APAX EUROPE VII-A, L.P.

APAX EUROPE VII-B, L.P.

APAX EUROPE VII-1, L.P.

APAX US VII GP, L.P.

APAX US VII GP, LTD.

APAX EUROPE VII GP L.P. INC.

APAX EUROPE VII GP CO. LIMITED

APAX PARTNERS EUROPE MANAGERS LIMITED

(Name of Filing Persons — (Other Person(s))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

29426L108

(CUSIP Number of Class of Securities)

Jason Wright

c/o Eagle Parent, Inc.

601 Lexington Avenue, 53rd Floor

New York, New York 10022

Telephone: (212) 753-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Kirk Radke, Esq.

Eunu Chun, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Tel: (212) 446-4800

Fax: (212) 446-4900

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$810,085,637.34	$94,050.94

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of (i) 64,166,065 shares of common stock outstanding, and 201,133 shares of common stock subject to issuance pursuant to the Employee Stock Purchase Plan, in each case, at $12.50 per share; and 694,774 shares of common stock issuable pursuant to outstanding options with an exercise price less than $12.50 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $12.50 minus the weighted average exercise price of such options. The share numbers are based on representations made by the Issuer to the Offerors as of April 4, 2011.
**	Calculated in accordance with Exchange Act Rule 0-11, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by 0.0001161.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$94,050.94	Filing Party:	Eagle Parent, Inc. and Element Merger Sub, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	April 11, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 5 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO (as amended, the “Schedule TO”), relating to the tender offer by Element Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Eagle Parent, Inc., a Delaware corporation (“Parent”), for all of the outstanding common stock, par value $0.001 per share (the “Shares”), of Epicor Software Corporation, a Delaware corporation (“Epicor”), at a price of $12.50 per share net to the seller in cash, without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the Offer to Purchase dated April 11, 2011 (as amended, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.” Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment No. 5 is being filed to amend and supplement Items 1, 4, 11 and 12 as described below.

Items 1, 4 and 11. Summary Term Sheet; Terms of the Transaction; and Additional Information.

Items 1, 4, and 11 of this Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The Offer and withdrawal rights expired at 5:00 p.m., Los Angeles time, on May 13, 2011. The Depositary has advised us that 45,026,270 Shares were validly tendered and not properly withdrawn (including 3,117,112 Shares tendered pursuant to notices of guaranteed delivery). All Shares that were validly tendered and not properly withdrawn prior to the expiration of the Offer have been accepted for payment.

Epicor, Parent and Purchaser intend to promptly take the steps necessary to complete a “short-form” merger of Purchaser with and into Epicor under Delaware law, without a meeting of Epicor stockholders, including the exercise by Purchaser of the Top-Up Option in accordance with the terms of the Merger Agreement. Parent expects that the “short-form” merger will be completed on May 16, 2011. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than Shares owned by Parent, Purchaser or Epicor immediately prior to the effective time of the Merger and Shares owned by any stockholder of Epicor who is entitled to and properly exercises appraisal rights under Delaware law will automatically be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding taxes. Epicor will continue as the surviving corporation in the Merger and become a wholly-owned subsidiary of Parent. In addition, following the effective time, the Shares will cease to be listed on the Nasdaq.”

On May 16, 2011, Parent and Epicor issued a joint press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(C).”

The subsection captioned “Litigation” in Section 16 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is hereby amended by adding the following at the end of the seventh paragraph thereof:

“On May 11, 2011, the Superior Court for the County of Orange entered an Order consolidating the Tola, Watt and Frazer cases pursuant to a joint stipulation of the parties dated May 2, 2011.”

Item 12. Exhibits.

Regulation M-A Item 1016

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(C)	Joint Press Release issued by Eagle Parent, Inc. and Epicor Software Corporation on May 16, 2011.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2011

ELEMENT MERGER SUB, INC.

By:	/s/ Jason Wright
Name:	Jason Wright
Title:	President

EAGLE PARENT, INC.

By:	/s/ Jason Wright
Name:	Jason Wright
Title:	President

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2011

APAX US VII, L.P.

By:	APAX US VII GP, L.P.
Its:	General Partner

By:	APAX US VII GP, LTD.
Its:	General Partner

By:	/s/ John Megrue
Name:	John Megrue
Title:	CEO

APAX US VII GP, L.P.

By:	APAX US VII GP, LTD.
Its:	General Partner

By:	/s/ John Megrue
Name:	John Megrue
Title:	CEO

APAX US VII GP, LTD.

By:	/s/ John Megrue
Name:	John Megrue
Title:	CEO

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2011

For and on behalf of Apax Partners Europe Managers Limited as Manager of Apax Europe VII-A, L.P.

By:	/s/ Ian Jones
Name:	Ian Jones
Title:	Director

By:	/s/ Andrew Sillitoe
Name:	Andrew Sillitoe
Title:	Authorised Signatory

For and on behalf of Apax Partners Europe Managers Limited as Manager of Apax Europe VII-B, L.P.

By:	/s/ Ian Jones
Name:	Ian Jones
Title:	Director

By:	/s/ Andrew Sillitoe
Name:	Andrew Sillitoe
Title:	Authorised Signatory

For and on behalf of Apax Partners Europe Managers Limited as Manager of Apax Europe VII-1, L.P.

By:	/s/ Ian Jones
Name:	Ian Jones
Title:	Director

By:	/s/ Andrew Sillitoe
Name:	Andrew Sillitoe
Title:	Authorised Signatory

Apax Partners Europe Managers Limited

By:	/s/ Ian Jones
Name:	Ian Jones
Title:	Director

By:	/s/ Andrew Sillitoe
Name:	Andrew Sillitoe
Title:	Authorised Signatory

APAX EUROPE VII GP L.P. INC.

By:	APAX EUROPE VII GP CO. LIMITED
Its:	General Partner

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Duly Authorized Signatory

APAX EUROPE VII GP CO. LIMITED

By:	/s/ Andrew Guille
Name:	Andrew Guille
Title:	Duly Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated April 11, 2011.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Summary Advertisement as published in the Wall Street Journal on April 11, 2011.

(a)(1)(G)*	Form of Notice to Holders of Equity Awards and related Restricted Share Tender Election Form dated April 26, 2011.

(a)(5)*	Joint Press Release issued by Eagle Parent, Inc. and Epicor Software Corporation on April 11, 2011.

(a)(5)(A)*	Joint Press Release issued by Eagle Parent, Inc. and Epicor Software Corporation on April 18, 2011.

(a)(5)(B)*	Joint Press Release issued by Eagle Parent, Inc. and Epicor Software Corporation on May 5, 2011.

(a)(5)(C)	Joint Press Release issued by Eagle Parent, Inc. and Epicor Software Corporation on May 16, 2011.

(b)(1)*	Debt Commitment Letter, dated as of April 4, 2011, by and among Eagle Parent, Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Royal Bank of Canada.

(d)(1)*	Agreement and Plan of Merger, dated as of April 4, 2011, by and among Eagle Parent, Inc., Element Merger Sub, Inc. and Epicor Software Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Epicor Software Corporation with the Securities and Exchange Commission on April 6, 2011).

(d)(2)*	Equity Commitment Letter, dated as of April 4, 2011, from Apax US VII, L.P., Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. to Eagle Parent, Inc., Element Merger Sub, Inc. and Epicor Software Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Epicor Software Corporation with the Securities and Exchange Commission on April 6, 2011).

(d)(3)*	Non-Tender and Support Agreement, dated as of April 4, 2011, by and among Eagle Parent, Inc., Element Merger Sub, Inc. and L. George Klaus.

(d)(4)*	Non-Tender and Support Agreement, dated as of April 4, 2011, by and among Eagle Parent, Inc., Element Merger Sub, Inc. and each of Richard H. Pickup, Dito Devcar Foundation, Pickup Crut I, Dito Devcar LP, Pickup Crut II, Gamebusters Inc., Dito Caree LP, Pickup Family Trust and TB Fund, LLC.

(d)(5)*	Non-Tender and Support Agreement, dated as of April 4, 2011, by and among Eagle Parent, Inc., Element Merger Sub, Inc. and each of Todd Martin Pickup, Vintage Trust II, Vintage Trust, Plus Four Equity Partners, L.P., Pickup Living Trust and Pickup Grandchildren’s Trust.

(d)(6)*	Tender and Support Agreement, dated as of April 10, 2011, by and among Eagle Parent, Inc., Element Merger Sub, Inc. and Elliott Management Corporation.

(d)(7)*	Agreement and Plan of Merger, dated as of April 4, 2011, by and among Eagle Parent, Inc., Sun5 Merger Sub, Inc., Activant Group Inc. and Hellman & Friedman Capital Partners V, L.P., (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Epicor Software Corporation with the Securities and Exchange Commission on April 6, 2011).

(d)(8)*	Equity Commitment Letter, dated as of April 4, 2011, from Apax US VII, L.P., Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. to Eagle Parent, Inc., Sun5 Merger Sub, Inc and Activant Group Inc.

(d)(9)*	Exclusivity Agreement, dated as of March 15, 2011, by and among Apax Partners, L.P. and Epicor Software Corporation (incorporated by reference to Exhibit (e)(6) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Epicor Software Corporation with the Securities and Exchange Commission on April 11, 2011).

*	Previously Filed